Exhibit 77D - DWS Large Company Growth
Fund (a series of DWS Investment Trust)

At a meeting held December 17, 2007, the Board of Trustees of DWS Large Company Growth Fund, a series of DWS Investment Trust, approved the following changes regarding the Fund, which became effective on or about January 17, 2008:

To modify the fund's investment approach by migrating to a stock selection approach to differentiate this fund from other large cap growth funds within the Lipper Large Cap Growth category.
The fund may also invest up to 20% of its assets in stocks and other securities of companies not publicly traded in the United States.





E:\Electronic Working Files\NSAR\2008\07-31-08\DWS Investment
Trust\03-Exhibits\Exhibit 77D.doc